Exhibit 12.1

COMPUTATION OF RATION OF EARNINGS TO FIXED CHARGES

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency for each of the three-months ended June 30, 2017 and 2016, the each of the years ended December 31, 2016, 2015, 2014, 2013 and 2012. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have earnings. We have derived the deficiency of earnings to cover fixed charges from our historical financial statements. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Three Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
(dollars in thousands)	(in thousands)		(in thousands)
Net loss	$(25,507)	$(18,499)	$(74,375)	$(31,696)	$(66,160)	$(79,293)	$(94,465)

Add back: Fixed charges	982	799	3,252	3,017	3,011	2,668	471
Total adjusted net loss	(24,525)	(17,700)	$(71,123)	$(28,679)	$(63,149)	$(76,625)	$(93,994)

Fixed charges:
Interest expense	853	795	3,234	2,926	2,828	2,478	275
Interest portion of rental expense	129	4	18	91	183	190	196

Total fixed charges	982	799	3,252	3,017	3,011	2,668	471

Deficiency of earnings available to fixed charges (1)	$(25,507)	$(18,499)	$(74,375)	$(31,696)	$(66,160)	$(79,293)	$(94,465)

(1)	Because of the deficiency of earnings available to cover fixed charges, the ratio information is not applicable.